SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras achieves record production in Brazil for the fourth consecutive year

Company surpasses crude oil annual production target

Rio de Janeiro, January 16, 2018—Petróleo Brasileiro S.A. – Petrobras reports that the company’s average oil production in Brazil achieved a historical record for the fourth consecutive year: It reached, in 2017, the mark of 2.15 million barrels per day (bpd), 0.4% above the previous year’s result. For the third year in a row, the company meets its production target, confirming the predictability of its projections.

Petrobras’ own natural gas production has reached in 2017 an unprecedented volume of 79.6 million cubic meters per day (m³/d). As such, total production in the country reached 2.65 million barrels of oil equivalent per day (boed), a volume 0.9% higher than in 2016. This mark also represents a new record for Petrobras.

The average annual production operated in the pre-salt layer (which includes the portions of Petrobras and its partners) in 2017 was also the largest in the company’s history, reaching the mark of 1.29 million bpd. This volume exceeded the 2016 production by 26%. In addition, Petrobras and its partners have achieved monthly (1.36 million bpd, in the month of December) and daily (1.48 million bpd, last 12/4/2017) records in this layer.

Production growth in the Lula field – resulting from the interconnection of new wells to FPSOs Cidade de Saquarema, Cidade de Maricá and Cidade de Itaguaí, in addition to the start of operations at P-66 platform – and in the Lapa field – with the interconnection of new wells to FPSO Cidade de Caraguatatuba – both located in Santos Basin’s pre-salt layer, have contributed to this result. Another important factor was the start of production at FPSO Pioneiro de Libra, which operates in the Mero field, also in Santos Basin’s pre-salt layer.

Petrobras’ gas utilization index in Brazil also achieved a record in 2017, reaching a level of 96.5%. This result is a consequence of the advances made in recent years by the Gas Utilization Optimization Program.

Oil and gas production abroad in 2017

Average oil production abroad in 2017 was 64,000 bpd, 20% below the volume produced in the previous year. The average natural gas production was 8.3 million m³/day, 39% below the 2016 production. The reduction resulted mainly from the divestments made, such as the sale of Petrobras Argentina.

Considering Brazil and abroad, the average production of oil alone, in 2017, amounted to 2.22 million bpd, and the average annual production of oil and gas was 2.77 million boed.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Oil and gas production in December

In December 2017, total oil and natural gas production was 2.72 million barrels of oil equivalent per day (boed), 2.62 million boed of which produced in Brazil and 100,000 boed produced abroad.

The average oil production in the country was 2.13 million barrels per day (bpd), in line with the volume produced in November. Natural gas production, excluding the liquefied volume, was 77.9 million m³/d.

Meanwhile, the oil and natural gas production operated in the pre-salt layer was 1.68 million boed, 2% above the previous month.

The average oil production abroad in December amounted to 60 million bpd, and the average production of natural gas was 6.7 m³/d.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer